Exhibit 99.1

TIAN RUIXIANG Holdings Ltd. Announces Receipt of Nasdaq Suspension and Delisting Notification

BEIJING, Mar 4, 2026 /PRNewswire/ -- TIAN RUIXIANG Holdings Ltd. (Nasdaq: TIRX) (the “Company” or “TRX”) today announced that it received notification from Nasdaq Staff which determined that as of February 27, 2026, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”) and this matter serves as an additional basis for delisting the Company’s securities from The Nasdaq Stock Market.

Pursuant to Listing Rule 5815(a)(1)(B)(ii)(e), the Company’s securities will be delisted from the Capital Market. In that regard, trading of the Company’s shares will be suspended at the opening of business on March 5, 2026, and a Form 25-NSE will be filed with the Securities and Exchange Commission (the “SEC”), which will remove the Company’s securities from listing and registration on The Nasdaq Stock Market.

The Nasdaq Hearings Panel (the “Panel”) will consider this matter in their decision regarding the Company’s continued listing on The Nasdaq Capital Market. The Company is able to present its views with respect to this additional deficiency to the Panel in writing no later than March 10, 2026.

The Company is currently working together with its advisors to appeal for a stay of the suspension of trading of its securities on Nasdaq or reinstate such trading as soon as possible. The Company will submit its response to Nasdaq prior to the March 10, 2026 deadline. There is no guarantee that the Company will be able to stay such suspension or reinstate such trading, or that the Company’s shares will remain listed on Nasdaq. The Company is presently in the process of implementing the 1-for-50 reverse stock split (the “Reverse Split”) of its ordinary shares.

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These include statements regarding future plans, objectives, expectations and intentions, and involve known and unknown risks and uncertainties. Words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “continue,” or similar expressions identify these statements. These forward-looking statements are based on current expectations and assumptions and are not guarantees of future performance; actual results may differ materially. TIAN RUIXIANG Holdings Ltd. undertakes no obligation to update these statements for subsequent events or circumstances, except as required by law.

For investor and media enquiries, please contact:
TIAN RUIXIANG Holdings Ltd
Investor Relations Department
Email: ir@tianrx.com